[redacted]

UNITED
SECURITIES AND EXC
Washington,

09056835

BD 4/1

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2009
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52471

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montecito Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MacFarlane, Faletti & Co.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JM

MONTECITO ADVISORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

CALIFORNIA JURAT WITH AFFIANT STATEMENT

2009 MAR -3 PM 12:08
SEC / MR

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 Denise Alpine ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Santa Barbara

Subscribed and sworn to (or affirmed) before me on this 26 (Date) day of February (Month), 2009 (Year), by

(1) Denise Alpine (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature K Wolfe (Signature of Notary Public)

K. WOLFE
Commission # 1825573
Notary Public – California
Santa Barbara County
My Comm. Expires Dec 29, 2012

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: 2008 Financial Stmts

Document Date: 12-31-08 Number of Pages: 1

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

MONTECITO ADVISORS, INC.
INDEX
DECEMBER 31, 2008 AND 2007

Page

FINANCIAL STATEMENTS:

SUPPLEMENTARY SCHEDULE:

INTERNAL CONTROL:

MacFarlane
Faletti & Co.
LLP
Certified Public Accountants

Reed S. Spangler
Susan M. Frazier
Jane E. Russell
Gail H. Anikouchine
William L. Jackson

James W. Fischer
Melissa R. Petersen
Howard B. Atkinson
Marilyn D. Parke
Jeff Restivo

Robert R. Babcock
Consultant
Richard L. Hunt
Consultant
Harvey K. Lynn
Consultant

Santa Barbara
115 E. Micheltorena St.
Suite 200
Santa Barbara
California 93101
Phone (805)966-4157
Fax (805)965-2454

Los Olivos
2948 Nojoqui Ave.
Suite 3
P.O. Box 336
Los Olivos
California 93441
Phone (805)688-6449
Fax (805)688-6440

E-mail cpa@mfco.com
Website www.mfco.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Montecito Advisors, Inc.

We have audited the statements of financial condition of Montecito Advisors, Inc. (a California "S" Corporation) as of December 31, 2008 and 2007, and the related statements of income and comprehensive income, shareholders' equity cash flows, and subordinated borrowing for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montecito Advisors, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules listed in the index to financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and are not otherwise a required part of the basic financial statements. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MacFarlane, Faletti & Co LLP

Santa Barbara, California
February 26, 2009

MONTECITO ADVISORS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

ASSETS

		2008		2007
Current Assets				
Cash and cash equivalents	$	44,680	$	194,653
Receivables (Note 2)		339,842		139,050
Prepaid expenses		34,769		16,778
Total Current Assets		419,291		350,481
Furniture and Equipment (net of accumulated depreciation of $53,263 and $48,766		10,351		10,041
Other Assets				
Deposits		1,804		2,368
Investments (Note 3)		74,130		148,470
Deposits with clearing organizations (Note 4)		262,308		259,696
Total Other Assets		338,242		410,534
Total Assets	$	767,884	$	771,056

LIABILITIES AND SHAREHOLDERS' EQUITY

		2008		2007
Current Liabilities				
Accounts payable and accrued expenses	$	173,531	$	109,087
Subordinated borrowings (Note 5)		150,000		150,000
Total Liabilities		323,531		259,087
Shareholders' Equity				
Voting common stock, $1 par value; 1,000,000 shares and 10,000 shares authorized respectively; 100 and 80 shares issued and outstanding, respectively		100		100
Additional paid-in-capital		199,900		199,900
Accumulated other comprehensive income: unrealized gain/(loss)		10,005		84,345
Retained earnings		234,348		227,624
Total Shareholders' Equity		444,353		511,969
Total Liabilities and Shareholders' Equity	$	767,884	$	771,056

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenue		
Commissions	$ 1,161,950	$ 850,615
Investment advisory fees	55,761	103,879
Wrap fees	337,236	85,834
Option referral fees	203,261	-
Ticket charges	2,420,214	767,533
Realized gains	67,727	-
Short sale revenue	(3,832)	-
12B1, margin and interest income	82,765	125,516
Total Revenue	4,325,082	1,933,377
Expenses		
Correspondent broker clearing charges	2,254,919	1,040,744
Investment advisory expense	35,938	55,836
Employee compensation and benefits	651,929	39,866
Professional fees	329,593	225,238
Occupancy	63,063	49,531
Office expense	377,633	188,645
Insurance	159,406	90,248
Depreciation	3,061	4,497
Other selling and administrative	140,486	149,872
Total Expenses	4,016,028	1,844,477
Other Income		
Dividends	3,262	10,916
Gain Before Provision for State Income Tax	312,316	99,816
Provision for state income tax (Note 7)	5,592	1,000
Net Gain	306,724	98,816
Other Comprehensive Income		
Unrealized (loss)/gain on investment	(74,340)	56,100
Total Comprehensive Gain	$ 232,384	$ 154,916

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Accumulated Other Comprehensive Income: Unrealized (Loss)/Gain	Retained Earnings	Total Shareholders' Equity
Balances, December 31, 2006	80	$ 80	$ 199,920	$ 28,245	$ 288,808	$ 517,053
Issuance of shares	20	20	(20)	-	-	-
Distributions	-	-	-	-	(160,000)	(160,000)
Total Comprehensive Gain - 2007	-	-	-	-	98,816	98,816
Unrealized gain on investment	-	-	-	56,100	-	56,100
Balances, December 31, 2007	100	$ 100	$ 199,900	$ 84,345	$ 227,624	$ 511,969
Distributions	-	-	-	-	(300,000)	(300,000)
Total Comprehensive Gain - 2008	-	-	-	-	306,724	306,724
Unrealized loss on investment	-	-	-	(74,340)	-	(74,340)
Balances, December 31, 2008	100	$ 100	$ 199,900	$ 10,005	$ 234,348	$ 444,353

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash Flows from Operating Activities:		
Total comprehensive gain	$ 232,384	$ 154,916
Adjustments to reconcile net gain to cash provided/(used) by operating activities:		
Depreciation	3,061	4,498
Realized gains, net	(67,727)	-
Unrealized loss/(gain)	74,340	(56,100)
Changes in:		
Receivables	(200,792)	108,230
Prepaid expenses	(17,991)	9,763
Deposits	564	762
Deposits with clearing organizations	(2,612)	(7,186)
Accounts payable	64,444	16,083
Cash Provided by Operating Activities	85,671	230,966
Cash Flows from Investing Activities		
Purchase of investments	(3,984,640)	-
Proceeds from sale of investments	4,052,367	-
Purchase of furniture and equipment	(3,371)	-
Cash Provided by Investing Activities	64,356	-
Cash Flows from Financing Activities - Distributions to shareholders	(300,000)	(160,000)
Cash Used by Financing Activities	(300,000)	(160,000)
Net (Decrease)/Increase in Cash	(149,973)	70,966
Cash and Cash Equivalents at Beginning of Year	194,653	123,687
Cash and Cash Equivalents at End of Year	$ 44,680	$ 194,653

Supplemental disclosure of cash flow information (Note 9):

	2008	2007
Cash paid during the year for state income tax	$ 5,592	$ 1,000
Unrealized (loss)/gain on investments	$ (74,340)	$ 56,100

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Subordinated borrowings at January 1, 2007	$	150,000
Increases		
Issuance of subordinated notes		-
Subordinated borrowings at December 31, 2007		150,000
Increases		-
Subordinated borrowings at December 31, 2008	$	150,000

See accompanying notes

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Company:

Montecito Advisors, Inc. (the Company) (a California "S" Corporation) is a fully disclosed brokerage company located in Santa Barbara, California. Originally approved April 10, 2000, to provide mutual fund trading and variable life services to various investors, the Company added May 4, 2001, equities, debt, municipal securities, and private placements. On March 9, 2003, the Company received approval to provide government securities. On June 5, 2003, the Company added investment advisory services and on October 22, 2004, the Company received approval from the National Association of Securities Dealers (NASD) to expand its business operations to include investment advisory services and option trading. On July 14, 2005, the Company received approval to conduct "non-exchange" member transactions. On March 9, 2003, the Company entered into client referral agreements (revenue sharing agreements) with broker-dealers. The Company has recently received a California Insurance License which requires the Company to do insurance sales doing business as Montecito Insurance Services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, (FINRA), and has received approval to trade on the New York Stock Exchange floor in the current year.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on an accrual basis; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a checking account, cash in a mutual fund checking account and cash held by an investment custodian.

Furniture and Equipment

Furniture and equipment with an expected life of greater than one year and a cost exceeding $500 are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of five to seven years.

Financial Instruments

Financial instruments are carried at cost which approximates fair value.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

Investments are carried at fair market value.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Significant estimates used in preparing these financial statements include depreciation, fair market value of investments, and the collectability of accounts receivable. It is at least reasonably possible that the significant estimates used will change within the next year.

Agency Transactions

On occasion, the Company receives funds for private placements and maintains the funds in a separate escrow account until the offering is closed. The Company records an offsetting liability payable to the entity contracting the Company to act as agent. The Company did not enter into any such transactions in the current year.

Income Taxes

The Company has elected "S" Corporation status for Federal, California and West Virginia income tax purposes. Therefore, under federal law, the Company does not pay income tax. The income is passed through on a pro-rata basis to the shareholders who report the income on their individual returns. California, New York, and West Virginia recognize "S" corporations as a pass-through entity; however, each imposes a tax at the corporate level. California imposes a minimum of $800 or a 1.5% tax on income at the corporate level. New York imposes a fixed dollar minimum tax based upon New York gross receipts. West Virginia imposes a minimum franchise tax of $50 or a 7% tax on capital.

NOTE 2: RECEIVABLES

Accounts receivable at December 31, consist of the following:

	2008	2007
Brokerage house receivables	$ 339,841	$ 127,099
Client receivables	-	11,951
Total receivables	$ 339,841	$ 139,050

The Company clears all of its proprietary and client transactions through brokerage houses and other broker-dealers on a fully disclosed basis. No allowance for doubtful accounts has been made for the receivables as management considers the balance to be fully collectible.

NOTE 3: INVESTMENTS

The Company's investments consisted of equities carried for sale, reported at market value, with a cost of $ 52,875 and unrealized gain of $21,255 at December 31, 2008, and a cost of $52,875 and an unrealized gain of $95,595 at December 31, 2007.

NOTE 4: DEPOSITS WITH CLEARING ORGANIZATIONS

At December 31, 2008, the Company maintained good-faith deposits totaling $262,308 at two broker-dealers. At December 31, 2007, the Company maintained good-faith deposit of $259,696 with two broker-dealers.

NOTE 5: SUBORDINATED BORROWINGS

At December 31, 2008 and 2007, the Company had two subordinated notes of $75,000 each bearing interest of 16% per annum with a maturity date of January 31, 2010. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule.

NOTE 6: INCOME TAXES

The provision for taxes is computed based on the book income and the applicable tax laws, taking into account permanent and temporary differences and adjustments as appropriate. The provision for California, New York, and West Virginia income tax is $5,592 for 2008 and $1,000 for California and West Virginia in 2007.

NOTE 7: COMMITMENTS

Broker-Dealer Contracts

At December 31, 2007, the Company entered into a contract with one broker dealer to increase the good-faith deposit by an additional $100,000 provided the Company has a minimum capital of $500,000. On occasion, the Company's capital is less than the $500,000; however, the broker dealer continues to work with the Company.

At December 31, 2008 and 2007, the Company has contracts with other broker-dealers which may be terminated by either party without cause with thirty (30) days' prior notice.

Software Use Contract

Starting December 31, 2005, the Company has a contract with an entity owning sophisticated trade software. The Company pays fees to the entity based upon the nature and quantity of trades executed with the software. In addition, the entity pays the Company fees based upon the number of broker-dealers who use the software through the Company.

Business Consultant Contract

Starting in the year ended December 31, 2007, the Company has a contract with a business consultant. The Company pays the consultant a minimum of $6,000 per month for various services. The contract is in effect indefinitely.

NOTE 7: COMMITMENTS (Continued)

Office Lease

The Company leases office space in Santa Barbara on a month-to-month basis. The Company also leases office space in West Virginia under a non-cancelable lease that expires in September 2009. The monthly rent is $1,402. The Company has the option to renew the West Virginia lease for an additional two year term that includes a 7% increase in rent. Office rent expense was $31,810 and $31,680 in 2008 and 2007, respectively.

NOTE 8: RETIREMENT PLAN

The Company has a defined contribution employee retirement plan that covers full-time employees who are at least 21 years of age and have one year of service as of the entry date. The company did not make any contributions to the plan in 2008 or 2007.

NOTE 9: NET CAPITAL REQUIREMENT

The Company, as a registered broker, dealer and investment advisor and as a member of the Financial Industry Regulatory Authority, (FINRA), formerly National Association of Securities Dealers, Inc. (NASD), must comply with the Net Capital rule of the Securities and Exchange Commission.

In 2008, the Company has a capital requirement of the greater of $250,000 or 2% of aggregate debit as shown in the formula for Reserve Requirements pursuant to Rule 15c3-3. At December 31, 2008, the Company had net capital as computed under Rule 15c3-1 of $481,220 which was $231,220 in excess of the amount required to be maintained at that date.

In 2007, the Company has a capital requirement of the greater of $5,000 or 6.667% of aggregate indebtedness. At December 31, 2007, the Company had net capital as computed under Rule 15c3-1 of $576,207 which was $568,934 in excess of the amount required to be maintained at that date.

NOTE 10: RELATED PARTIES

One shareholder of the Company owns the building in which the Company leases its offices (see Note 7).

One shareholder is the chief executive officer of the entity with which the Company has the Software Use Contract to use the software written by the Company's business consultant. (See Note 7).

NOTE 11: CONCENTRATIONS OF RISKS

Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's cash is in a mutual fund checking account that is not insured by the Federal Deposit Insurance Company (FDIC).

SUPPLEMENTAL SCHEDULE

MONTECITO ADVISORS, INC.

SUPPLEMENTARY SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2008 AND 2007

	2008	2007
Net Capital:		
Total shareholders' equity	$ 444,353	$ 511,969
Add:		
Subordinated borrowings allowable in computation of net capital	150,000	150,000
Deduct - Nonallowable Assets:		
Receivables	47,142	10,000
Prepaid expenses	34,769	16,778
Furniture and equipment	10,351	10,041
Deposits	1,804	2,368
Net capital before haircuts	350,287	472,782
Haircuts:		
NASDAQ	11,120	-
Undue Concentration	5,866	-
2% of money market funds	2,081	46,575
Net Capital	481,220	576,207
2% of aggregate debit as shown in formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation, or $250,000, whichever is greater	250,000	-
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the statement of financial condition or $5,000 whichever is greater	-	7,273
Excess Net Capital	$ 231,220	$ 568,934
Aggregate indebtedness	$ 173,531	$ 109,087
Ratio: Aggregate indebtedness to net capital	0.36	0.19

Reconciliation of Form X-17A-5 filed for quarter ending December 31, 2008 and 2007:

	Net Capital	Net Capital
As reported on Form X-17A-5	$ 481,216	$ 574,070
Change in shareholders' equity	7	(23,680)
Changes in nonallowable assets	-	23,680
Changes in aggregate indebtedness	(3)	2,137
Reduction in haircuts	-	-
Net Capital as reported above	$ 481,220	$ 576,207

MONTECITO ADVISORS, INC.

SUPPLEMENTARY SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008 AND 2007

Montecito Advisors, Inc. is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c-3" and "Information relating to Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3-3(k)(2)(B) of the Rule.

INTERNAL CONTROL

MACFARLANE
FALETTI & CO.
L L P
CERTIFIED PUBLIC ACCOUNTANTS

REED S. SPANGLER
SUSAN M. FRAZIER
JANE E. RUSSELL
GAIL H. ANIKOUCHINE
WILLIAM L. JACKSON

JAMES W. FISCHER
MELISSA R. PETERSEN
HOWARD B. ATKINSON
MARILYN D. PARKE
JEFF RESTIVO

ROBERT R. BABCOCK
Consultant
RICHARD L. HUNT
Consultant
HARVEY K. LYNN
Consultant

Santa Barbara
115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454

Los Olivos
2948 NOJOQUI AVE.
SUITE 3
P.O. BOX 336
LOS OLIVOS
CALIFORNIA 93441
PHONE (805)688-6449
FAX (805)688-6440

E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

Board of Directors
Montecito Advisors, Inc.

In planning and performing our audit of the financial statements of Montecito Advisors, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or to detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

MacFarlane, Faletti & Co LLP

Santa Barbara, California
February 26, 2009

MACFARLANE FALETTI & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS